

July 26, 2013

Via E-mail
Marc Fox, Chief Financial Officer
Ladder Capital Corp.
345 Park Avenue, 8th Floor
New York, NY 10154

      **Re: Ladder Capital Corp.
             Draft Registration Statement on Form S-1
             Submitted June 28, 2013
             CIK No. 0001577670**

Dear Mr. Fox:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note that you have filed on Form S-1. Because you intend to invest in real estate and real estate related assets, you must register your offering on Form S-11. See General Instruction A to Form S-11. Please amend your registration statement to convert from Form S-1 to Form S-11 and include all of the disclosure required by Form S-11, as applicable to your company and your offering.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We note that you may engage in commercial mortgage lending and invest in securities secured by first mortgage loans. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

4.   We note that staff is currently reviewing the S-4 filed by Ladder Capital Financial Holdings and Ladder Capital Finance Corporation. To the extent revisions are made to the S-4 in response to comments, please also make corresponding changes to your filing, as applicable.

5.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section "Our Market Opportunity" starting on page 2. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Cover Page

6.   We note that you will be issuing Class B shares. Please amend your registration statement to register these shares or explain to us, with a view toward disclosure, the exemption you will rely on for the issuance of these shares.

Prospectus Summary, page 1

Our Company, page 1

7.   We note your disclosure that "[t]he securitization of conduit loans has been a consistently profitable business for [you]." Please provide support for this statement. Additionally, please explain what "conduit loans" are.

8.   We note your disclosure that your management has an average of 25 years of experience. Please revise your disclosure starting on page 147 to support this statement.

Our Business and Growth Strategy, page 4

9.   We note your disclosure on page 4 that you increased your market share of new CMBS issuances from 2.8% in 2010 to 3.1% in 2011, 3.3% in 2012 and 3.5% in the first quarter of 2013. Please provide us with information that supports this statement.

Securities, page 7

10.   We note that 37.8% of your other investments are in investment grade-rated securities. Please revise to provide a breakdown of the other ratings and clarify whether you hold any securities that are not rated, and whether you may invest in securities that are not rated.

Other Investments, page 8

11.   We note that you have entered into a partnership with a "major pension fund" and that the fund exercises control over 90% of the fund and the ultimate investments made by the partnership. Please identify the fund or tell us why you believe this is not required.

Summary Financial and Other Data, page 14

12.   Please expand the footnotes to your table to indicate the amounts used in the calculations of percentages presented in the Other Financial Data section. Also, please reconcile the amounts disclosed as amounts of undrawn committed financings to the amounts disclosed in the footnotes to your financial statements.

Risk Factors, page 17

13.   Please revise your introductory paragraph to remove references to additional risks and clarify that all material risks are included in this section.

14.   Your risk factor section includes a number of risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

15.   Please revise the applicable risk factors to disclose clearly that the registrant may change its investment strategy and/or financing strategy without a shareholder vote.

Our business is highly leveraged …, page 19

16.   Please clarify, if true, that there is no limit on the amount of leverage that you may incur.

Our ability to realize upon the mortgage loans …, page 39

17.   Please explain what you mean by the phrase "realize upon the mortgage loans."

Our only material asset after completion of this offering will be …, page 66

18.   Please define the acronym "TRA."

Organizational Structure, page 71

19.   Please increase the size of the chart on page 72 so that it is legible. Additionally, please disclose the subsidiaries of LCFH, including Ladder Capital REIT.

Reorganization Transactions at LCFH, page 72

20.   Please expand your disclosure to quantify the number of membership interests by class outstanding prior to the reorganization, the conversion ratio for each class, and the number of LP Units that will be outstanding after the reorganization. Also, please disclose whether the interests are vested or unvested and the impact on the terms of conversion.

Use of Proceeds, page 76

21.   Please describe in greater how the proceeds will be used by LCFH to grow the loan origination and related commercial real estate business lines. Please also include the approximate amount intended to be used for each such purpose.   Refer to Item 504 of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Information, page 83

22.   Please revise to disclose the accounting method for the Reorganization Transactions and the authoritative literature upon which you will rely.

23.   We note your disclosure in footnote (4) on page 88 that for purposes of applying the as-if converted method for calculating diluted earnings per share, you have assumed that all LP Units and Class B common stock are exchanged for Class A common stock. Please tell us how you considered your obligation to pay tax benefits to LCFH unitholders under the tax receivable agreement that would be triggered by such exchange, as disclosed on page 67. Also, clarify how you will account for this obligation in your financial statements and the authoritative literature upon which you will rely.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 89

24.   Please discuss in the appropriate section(s) the spread between yield on assets and cost of funds. Please also discuss, if material, changes in historical spreads.

25.   Please disclose the geographic diversification of your collateral.

Net interest income, page 96 and 100

26.   We note the response to comment five of our letter dated June 27, 2013 relating to Amendment No. 1 to Form S-4 of LCFH (File No. 333-188224) with respect to your exclusion of hedging interest expense from your discussion of your total cost to borrow funds. You state that you use derivative hedges to hedge the interest rate risk of your long term assets and not the risks related to your liabilities. Please reconcile this assertion with your disclosure on page 121 that interest rate swap and futures agreements are utilized to hedge against future interest rate increases on your borrowings and potential adverse changes in the value of certain assets that result from interest rate changes. Please clarify.

27.   Given your assertion that you use derivative hedges to hedge the interest rate risk of your long term assets and the disclosure on pages 98 and 102 that you employ these derivative hedges in an effort to hedge the net interest income you earn against the impact of changes in interest rates, please explain to us your basis for not considering derivative results related to hedging net interest in your analysis and discussion of your net interest income.

Critical Accounting Policies

Real Estate Securities, page 113

28.   Please tell us with more specificity how you evaluated the characteristics of the interest-only securities in determining that they qualify for the exemption from derivative accounting afforded by ASC 815-10-15-72 and 73.

Our Current Financing Strategies, page 132

Investment Process, page 133

29.   We note your disclosure that you award your originators annual bonuses. If material, please disclose the aggregate bonus amount paid to originators last year.

Property, page 144

30.   Please disclose whether you provide rent concessions or abatements and the impact of any concessions or abatements.

Certain Relationships and Related Party Transactions, page 163

Meridian Loan Referral Agreement, page 165

31.   We note your disclosure that you may pay fees for commercial real estate loans referred by Meridian. Please disclose the aggregate fees paid in the past year to Meridian.

Tax Receivable Agreement, page 165

32.   We note your disclosure that the "payments under the tax receivable agreement are not conditioned upon any persons continued ownership of us." Please explain the circumstances under which you would continue to make payments to a party that no longer owned units.

Principal Stockholders, page 169

33.   In footnotes 4 and 5, please identify the natural persons who have or share voting or investment power for each entity. Please refer to Instruction 2 to Item 403 of Regulation S-K.

Executive Compensation, page 152

34.   We note that you have provided disclosure for only three named executive officers; however it appears, from your disclosure starting on page 147, that you have more officers for which compensation disclosure would be required under Item 402 of Regulation S-K. Please revise or advise as appropriate.

Exhibits, page II-5

35.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that the final executed version of your Articles of Incorporation must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

36.   We note your disclosure on page 2 regarding your outstanding and committed debt financing. Please file the agreements associated with this financing in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file the agreements.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Jorge Bonilla at (202)551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202)551- 3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                                        Sincerely,

                                                        /s/ Tom Kluck

                                                        Tom Kluck
                                                        Legal Branch Chief

cc: Joshua N. Korff, Esq. (*via e-mail*)